Filed by Inergy Midstream, L.P.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Crestwood Midstream Partners LP

Commission File No.: 001-33631

FOR IMMEDIATE RELEASE

Inergy Midstream and Enserco Midstream Announce

Crude Oil Rail Terminal Joint Venture

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Provides crude oil takeaway solutions for producers

in the emerging Niobrara Powder River Basin shale play

Kansas City, MO & Houston, TX (September 4, 2013) – Inergy Midstream, L.P. (NYSE:NRGM) (“Inergy Midstream”) and Enserco Midstream, LLC (“Enserco Midstream”) announced today that they have formed a joint venture to own and operate a crude oil rail terminal located in Douglas County, Wyoming (“Douglas Facility”). Inergy Midstream’s subsidiary, Inergy Crude Logistics, LLC, and Enserco Midstream’s subsidiary, Enserco Powder River Basin, LLC, each own an approximate 50% interest in Powder River Basin Industrial Complex, LLC (“PRBIC”), the owner of the Douglas Facility. The Douglas Facility was placed into manifest service in August 2013, and unit train service is expected to begin during the first quarter of 2014.

The Douglas Facility is located in Converse County, Wyoming, atop the emerging Niobrara Powder River Basin shale play. After commencement of unit train service, Inergy Midstream and Enserco Midstream expect to expand throughput capacity to approximately 20,000 barrels per day. The terminal’s throughput capacity is further expandable to up to 60,000 barrels per day as production volumes increase in the developing Niobrara Powder River Basin shale play. PRBIC has an anchor agreement with a major producer for handling of crude oil volumes at the Douglas Facility.

“We are pleased to partner with Enserco Midstream on this important development project,” said Robert G. Phillips, Chairman, President, and Chief Executive Officer of Inergy Midstream’s general partner. “Enserco Midstream provides deep energy industry knowledge, and together we look forward to providing first-class takeaway solutions for our producer customers in the Powder River Basin play.”

“This transaction further expands Inergy Midstream’s crude logistics operations into another high-quality, emerging shale play and is an example of the strategic value of the planned merger between Inergy Midstream and Crestwood Midstream Partners LP (NYSE:CMLP) (“Crestwood”). The crude logistics operations of PRBIC are complementary to Crestwood’s recently completed acquisition of a 50% interest in the Jackalope natural gas gathering system and enhance our position in the Powder River Basin play by providing additional services and handling multiple products across the midstream value chain and creates additional opportunities for growth.”

“Enserco Midstream is pleased to join forces with Inergy Midstream to own and operate the Douglas Facility,” said Griff Jones, President and CEO of Twin Eagle Resource Management, LLC, the parent company of Enserco Midstream. “The strength and reputation of our new partner will help provide us with additional momentum as we expand our geographic reach into the growing shale plays throughout the country.”

About Inergy Midstream, L.P.

Inergy Midstream, L.P. is a publicly traded master limited partnership that develops, owns, and operates predominantly fee-based natural gas, NGL and crude oil storage and transportation businesses. For more information about Inergy Midstream, L.P., visit www.inergylp.com.

About Inergy, L.P.

Inergy, L.P. is a publicly traded master limited partnership that controls, owns, and operates energy midstream businesses. Inergy’s operations include a natural gas storage business in Texas and an NGL and crude oil supply and logistics business that serves customers in the United States and Canada. Through its general partner interest in Inergy Midstream, L.P. and Crestwood Midstream Partners LP, Inergy is also engaged in the development and operation of natural gas, NGL and crude oil gathering, processing, storage, and transportation assets in multiple unconventional shale plays across the United States. For more information about Inergy, L.P., visit www.inergylp.com.

About Crestwood Midstream Partners LP

Houston, Texas-based Crestwood is a growth-oriented, midstream master limited partnership which owns and operates predominately fee-based gathering, processing, treating and compression assets servicing natural gas producers in the Barnett Shale in north Texas, the Marcellus Shale in northern West Virginia, the Fayetteville Shale in northwest Arkansas, the Granite Wash in the Texas Panhandle, the Avalon Shale/Bone Spring in southeastern New Mexico and the Haynesville/Bossier Shale in western Louisiana. For more information about Crestwood, visit www.crestwoodlp.com. The general partner of Crestwood is owned by Inergy, L.P. (NYSE:NRGY).

About Enserco Midstream, LLC

Enserco Midstream, LLC is a privately held subsidiary of Twin Eagle Resource Management, LLC. Enserco Midstream owns and operates crude oil logistical assets in North Dakota, Montana and Wyoming and has plans to develop additional assets in these areas as well as other areas around North America.

About Twin Eagle Resource Management, LLC

Twin Eagle Resource Management, LLC is a leading energy commodity marketing company focused on customer relations, logistics and asset management. Twin Eagle has four primary divisions – natural gas, power, crude and coal – which work together to provide customers and counterparties solutions to their wholesale energy needs. Through a subsidiary, Enserco

Midstream, LLC, Twin Eagle owns and operates crude oil logistical assets around North America and through its retail division, ENCOA, Twin Eagle provides retail electricity, natural gas, and energy solutions to end-use customers within deregulated markets.

This press release contains forward-looking statements, which are statements that are not historical in nature including statements concerning the expectation that the Douglas Facility will commence unit train service in 2014 and the availability of expansion possibilities. Forward-looking statements are subject to certain risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize or any underlying assumption proves incorrect, actual results may vary materially from those anticipated, estimated, or projected. Among the key factors that could cause actual results to differ materially from those referred to in the forward-looking statements are: weather conditions that vary significantly from historically normal conditions; the general level of crude oil demand; the general level of crude oil supplies, including supply volumes in the production region designed to be served by the Douglas Facility; and the costs and effects of legal, regulatory, and administrative proceedings against us or which may be brought against us. These and other risks and assumptions are described in Inergy’s annual reports on Form 10-K and other reports that are available from the United States Securities and Exchange Commission. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s view only as of the date made. We undertake no obligation to update any forward-looking statement, except as otherwise required by law.

Investor Contacts

Inergy Vince Grisell 816-842-8181 investorrelations@inergyservices.com	Crestwood Mark Stockard 832-519-2207 mstockard@crestwoodlp.com

Twin Eagle Resource Management, LLC

Tom Godbold

713-341-7378

tom.godbold@termna.com

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Additional Information and Where to Find It

This document contains information about the proposed merger involving Crestwood and Inergy Midstream. In connection with the proposed merger, Inergy Midstream has filed with the SEC a preliminary registration statement on Form S-4 that includes a proxy statement/prospectus for the unitholders of Crestwood. Crestwood will mail the final proxy statement/prospectus to its unitholders. INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRESTWOOD, INERGY MIDSTREAM, THE PROPOSED MERGER AND RELATED MATTERS. Investors and unitholders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Inergy Midstream and Crestwood through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of documents filed by Crestwood with the SEC from Crestwood’s website, www.crestwoodlp.com, under the heading “SEC Filings” in the “Investor Relations” tab and free copies of documents filed by Inergy Midstream with the SEC from Inergy Midstream’s website, www.inergylp.com, under the heading “SEC Filings” in the Inergy Midstream, L.P. “Investor Relations” tab.

Participants in the Solicitation

Crestwood, Inergy Midstream, Inergy, L.P. and their respective general partner’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of Crestwood in respect of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the unitholders of Crestwood in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus filed with the SEC. Information regarding Crestwood’s directors and executive officers is contained in Crestwood’s Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC. Information regarding Inergy’s directors and executive officers is contained in Inergy Midstream’s Annual Report on Form 10-K for the year ended September 30, 2012, which is filed with the SEC. Information regarding Inergy’s directors and executive officers is contained in Inergy, L.P.’s Annual Report on Form 10-K for the year ended September 30, 2012, which is filed with the SEC. Free copies of these documents may be obtained from the sources described above.

Forward Looking Statements

The statements in this communication regarding future events, occurrences, circumstances, activities, performance, outcomes and results are forward-looking statements. Although these statements reflect the current views, assumptions and expectations of Crestwood’s and Inergy’s management, the matters addressed herein are subject to numerous risks and uncertainties which could cause actual activities, performance, outcomes and results to differ materially from those indicated. Such forward-looking statements include, but are not limited to, statements about the future financial and operating results, objectives, expectations and intentions and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect Crestwood’s or Inergy’s financial condition, results of operations and cash flows include, without limitation, failure to satisfy closing conditions with respect to the merger; the risks that the Crestwood and Inergy businesses will not be integrated successfully or may take longer than anticipated; the possibility that expected synergies will not be realized, or will not be realized within the expected timeframe; fluctuations in oil, natural gas and NGL prices; the extent and success of drilling efforts, as well as the extent and quality of natural gas volumes produced within proximity of our assets; failure or delays by our customers in achieving expected production in their natural gas projects; competitive conditions in our industry and their impact on our ability to connect natural gas supplies to our gathering and processing assets or systems; actions or inactions taken or non-performance by third parties, including suppliers, contractors, operators, processors, transporters and customers; our ability to consummate acquisitions, successfully integrate the acquired businesses, realize any cost savings and other synergies from any acquisition; changes in the availability and cost of capital; operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond our control; timely receipt of necessary government approvals and permits, our ability to control the costs of construction, including costs of materials, labor and right-of-way and other factors that may impact our ability to complete projects within budget and on schedule; the effects of existing and future laws and governmental regulations, including environmental and climate change requirements; the effects of existing and future litigation; and risks related to our substantial indebtedness, as well as other factors disclosed in Crestwood’s and Inergy’s filings with the U.S. Securities and Exchange Commission. You should read Crestwood’s and Inergy’s filings with the U.S. Securities and Exchange Commission, including their Annual Report on Form 10-K for the year ended December 31, 2012, and September 30, 2012, respectively, and their most recent Quarterly Reports and Current Reports for a more extensive list of factors that could affect results. Neither Crestwood nor Inergy assumes any obligation to update these forward-looking statements.